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SEC FILE NUMBER
8-51785

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2022 (MM/DD/YY) AND ENDING 09/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: nabSecurities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

277 Park Avenue, 19th Floor
(No. and Street)

New York	New York	10172
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas DeMaio, President	(212) 916-9520	Thomas.Demaio@nabny.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas DeMaio, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of nabSecurities, LLC, as of 9/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

The foregoing document was acknowledged before me this 29 day of November 2023

[signature]

Notary Public Notary Public

ANITA STEELE
Notary Public, State of New York
No. 01ST6203858
Qualified in Westchester County
Commission Expires April 13, 2025

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION

nabSecurities, LLC

September 30, 2023

with Report of Independent Registered Public Accounting Firm

nabSecurities, LLC

Statement of Financial Condition

September 30, 2023

Contents

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of nabSecurities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of nabSecurities, LLC (the Company) as of September 30, 2023, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at September 30, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2011.

November 29, 2023

nabSecurities, LLC

Statement of Financial Condition

September 30, 2023

Assets	
Cash and cash equivalents	$ 99,507,478
Due from clearing broker	1,048,453
Securities owned, at fair value	13,983,663
Accounts receivable	1,682,295
Total assets	$ 116,221,889
Liabilities and Member's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 960,681
Due to affiliates	1,510,466
Total liabilities	$ 2,471,147
Member's equity:	
Member's contribution	7,375,000
Dividends paid	(5,500,000)
Retained earnings	111,875,742
Total member's equity	113,750,742
Total liabilities and member's equity	$ 116,221,889

See accompanying notes to financial statement.

nabSecurities, LLC

Notes to Statement of Financial Condition

September 30, 2023

1. Organization

nabSecurities, LLC (the "Company") is a wholly owned subsidiary of National Australia Bank Limited (the "Parent") based in Melbourne, Australia. The Company was formed under the laws of the State of Delaware on September 25, 1998 as a limited liability company.

The Company is based in the United States and conducts business from its office in New York City. The Company is engaged in brokerage and underwriting related activities and generates a significant portion of its revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include U.S. and foreign securities order flow, structuring of infrastructure and asset finance loans.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

The Company clears its securities transactions on a fully disclosed basis through BofA Securities, Inc. (the "clearing broker").

2. Significant Accounting Policies

Basis of Preparation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates. Accrual of underwriting commissions at year end is subject to management estimate and later adjusted for final settlement with lead underwriters. Certain metrics used to value the investment portfolio need to be calculated and contain elements of judgment.

Amounts are presented in U.S. dollars which is the Company's functional and presentation currency.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid securities with original maturities of ninety days or less. The Company deposits cash and cash equivalents with two financial institutions.

Due from Clearing Broker

Due from clearing broker balances comprised of cash placed on deposit with the clearing broker.

Securities Owned

Securities owned are stated at fair value with related changes in unrealized appreciation or depreciation reflected in unrealized gains on securities owned in the Statement of Income.

Fair Value of Financial Instruments

The Company is subject to the U.S. accounting rules for *Fair Value Measurement,* which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

Securities owned are carried at fair value on a recurring basis with changes in fair value recognized in the Statement of Income under various accounting literature, principally applicable industry guidance, such as ASC 940, Financial Services – Brokers and Dealers ("ASC 940"), and ASC 820, Fair Value Measurements ("ASC 820"). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosure requirements associated with the use of fair value requirements.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques into the following three levels:

2. Significant Accounting Policies (continued)

- Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities that the reporting entity can access at the measurement date
- Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly
- Level 3: Inputs that are unobservable and significant to the overall fair value measurement.

Income Taxes

The Company is a single-member limited liability company, wholly owned by the Parent. It is treated as a disregarded entity for U.S federal, state and local income tax purposes and is not directly subject to any U.S federal, state, and local income taxes. As a result of its adoption of ASU 2019-12 as of September 30, 2020, the Company does not provide for its share of U.S federal, state, and local income taxes in its separate financial statements. All income taxes related to the Company are recorded at the Parent.

3. Fair Value of Financial Instruments

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. As a result, a financial instrument valued using a combination of Level 1, 2 and 3 inputs would be classified as a Level 3 financial asset or liability where the Level 3 inputs are significant in its measurement.

The fair values of financial instruments appearing on the Statement of Financial Condition have the following valuation approaches defined by U.S. accounting rules under *Fair Value Measurement:*

- Assets utilizing Level 2 inputs include RMBS instruments.
    - RMBS are valued using trade margin data obtained from observed transactions or independent external parties such as vendors or brokers. The fair value determination may require benchmarking to similar instruments and/or analysis of expected credit losses, default and recovery rates, and weighted average life. The Company may consider:

3. Fair Value of Financial Instruments (continued)

- o security collateral-specific attributes, including payment priority, credit enhancement level, collateral type, delinquency rates and loss severity, when evaluating the fair value of each security. Market standard models may be utilized to model the specific collateral and cash flows of each security. Key inputs to these models are market spreads, forecasted credit losses, default rates, and prepayment speeds which are market observable. The Company uses position specific external price data, when available, to verify its valuations.

The following table presents the fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2023:

	Level 1	Level 2	Level 3	Total
Securities Owned	-	13,983,663	-	13,983,663
Balance - September 30, 2023	-	$ 13,983,663	-	$ 13,983,663

There were no transfers between Level 1, Level 2 or Level 3 of the fair value hierarchy for the Company during the year. The Company's policy is to recognize such transfers at year-end.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short term nature or generally negligible credit risk. These instruments include cash and cash equivalents, due from clearing broker, due from affiliate, due to affiliate, accounts payable and subordinated borrowings. Cash and cash equivalents and due from clearing broker are considered Level 1 financial assets while all other financial instruments mentioned above are considered Level 2.

4. Dividends Paid

On November 16, 2022 the Board of Directors approved a dividend payment equal to at least fifty percent of the Company's net profits. The amount of $5,500,000 was approved to be made to National Australia Bank Limited, the Sole Member of the Company. The dividend was paid on December 15, 2022.

5. Related Party Transactions

The Company's expenses are settled through the New York Branch of the Parent.

All personnel working for the Company are employed by the Parent, which is responsible for their benefits and pension. The Parent charges the Company the cost of those personnel, and all compensation and benefits are paid by the Parent.

The Company earned underwriting fees of $983,243 from Joint Lead Manager roles for debt issuances by the Parent and a subsidiary of the Parent.

The Company earned commission fees of $11,454,322 that are settled with the Parent, of which $9,384,535 is related to derivative sales.

The Company earned structuring fees of $4,623,426 from the Parent for structuring infrastructure and asset finance loans in accordance with an Origination and Fee-Sharing Agreement. The infrastructure loans are carried by the Parent. Due to affiliates of $1,510,466 as of September 30, 2023, represents a payable for operating expenses paid on behalf of the Company by the New York Branch of the Parent.

The group recharges of $3,647,375 for the year ended September 30, 2023, represents allocations for expenses paid on behalf of the Company by the New York Branch of the Parent.

The $10,000,000 placement with London, reported in due from affiliates in FY2022, matured on October 11th, 2022 and was not renewed.

6. Income Taxes

The Company's operating results are included in the federal and state income tax returns filed by the Parent. The Parent's federal returns are subject to examination by the respective tax authorities for years ended September 30, 2020 through the current year. The Parent's New York state returns are subject to examination by the respective tax authorities for years ended September 30, 2019 through the current year and New York City tax returns for years ended September 30, 2016 through the current year.

After adoption of ASU 2019-12 as of September 30, 2020, the Company, which is a single-member LLC disregarded from its owner, is no longer obligated to be allocated current and deferred tax expense in its stand-alone financial statements and instead they are recorded at its Parent.

7. Commitments and contingencies

The Company applies the provisions of U.S. accounting rules, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is recorded on the Statement of Financial Condition.

The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications. The Company has placed $1,048,453 on deposit with such clearing broker ("Due from clearing broker" on the Statement of Financial Condition). In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

From time to time, the Company becomes involved in litigation arising in the normal course of business. As of September 30, 2023, management is not aware of any pending or threatened litigation that is expected to have a material adverse effect on the Company's Financial Condition.

nabSecurities, LLC

Notes to Statement of Financial Condition (continued)

8. Risks

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors driven by macroeconomic, geopolitical and other market wide considerations and market risk factors that are specific to individual companies or entities. General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates and other factors. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. In the normal course of business, the Company is exposed to general and specific market risks related to its trading activities and some non-trading businesses are also subject to market risk.

The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to established limits.

The risk control group also reviews trading positions and economic hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate. As a registered broker-dealer, the Company engages in various securities underwriting, trading, and brokerage activities, servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors, and other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate non-performance by customers or counterparties in the situation described.

Off-Balance Sheet Risk

As of September 30, 2023, the Company does not own financial instruments with off-balance sheet risk such as securities sold but not yet owned or derivative financial instruments.

9. Net Capital Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000. As of September 30, 2022, the Company had net capital of $108,909,917 which exceeded the regulatory requirement by $108,659,917.
Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2022, the Company was in compliance with all such requirements.

10. Subsequent Events

The Company has evaluated subsequent events through November 29, 2023, the date the audited financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure.